C$ unless otherwise stated TSX/NYSE/PSE: MFC SEHK: 945
For Immediate Release
February 12, 2015

Manulife Financial reports 2014 net income of $3.5 billion and core earnings of $2.9 billion, up 12% and 10%, respectively, over 2013

Made substantive progress on growth strategies in 2014:

•
Developing our Asian opportunity to the fullest – Achieved record insurance sales on a constant currency basis with new product launches and channel expansion accelerating our growth, notably in Japan (+60%), China (+28%) and Hong Kong (+15%); delivered record wealth sales on a constant currency basis, in line with the levels set in 2013; strengthened our bancassurance footprint by entering into nine new insurance distribution agreements, two of which are exclusive.

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Growing our wealth and asset management businesses around the world – Achieved our 25th consecutive quarter of record assets under management; delivered record institutional sales at Manulife Asset Management across a broad variety of mandates, including $1.1 billion in mandates from our Private Markets business in its inaugural year; generated over $18 billion of net flows into our asset management and group retirement businesses.

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Building on our balanced Canadian business – Announced the acquisition of the Canadian-based operations of Standard Life plc, which closed on January 30, 2015; delivered solid Group Retirement Solutions and mutual fund sales; generated Retail Insurance sales growth, driven by the successful launch of a simplified universal life product; reported lower lending volumes at Manulife Bank and a decline in Group Benefits sales amid competitive pressures.

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Continuing to drive sustainable earnings and opportunistic growth in the U.S. – Announced our agreement to acquire New York Life’s Retirement Plan Services (“RPS”) business; delivered record wealth sales with strong mutual fund volumes outweighing the negative impact of intensified competitive pressures in the RPS market; continued to build momentum in insurance sales over the course of the year, driven by product changes.

TORONTO – Manulife Financial Corporation (“MFC”) announced today net income attributed to shareholders of $640 million for the fourth quarter of 2014 (“4Q14”) and $3,501 million in the full year of 2014. This compares to $1,297 million and $3,130 million for the corresponding periods in 2013. In 4Q14, fully diluted earnings per common share (“EPS”) was $0.33 and return on common shareholders’ equity (“ROE”) was 8.1%. For the full year of 2014, MFC generated $1.80 of fully diluted EPS and ROE of 11.9%.

Core earnings1 in 4Q14 and in 2014 were $713 million and $2,888 million, respectively. This compares to $685 million and $2,617 million in the corresponding periods in 2013. In 4Q14, fully diluted core earnings per common share (“Core EPS”)1 was $0.36 and core return on common shareholders’ equity (“Core ROE”)1 was 9.0%. For the full year of 2014, MFC generated $1.48 of fully diluted Core EPS and a Core ROE of 9.8%.

 1 This item is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

Donald Guloien, President and Chief Executive Officer, stated, “In 2014, we delivered strong growth in both net income and core earnings, announced two important acquisitions, and increased our dividend 19%. It was a very strong year.”

“In the fourth quarter, we continued the very strong momentum in life insurance sales and delivered record assets under management. But core earnings, due to a variety of experience factors, were below our plan. Also, the macro environment, including low interest rates, produces headwinds for 2015.  But for the year as a whole, we dramatically overachieved our goal on net income, delivering $3.5 billion, and we completed the year just $12 million shy of our goal for core earnings, delivering $2.888 billion,” added Mr. Guloien.

Steve Roder, Chief Financial Officer, said, “In 2014, we made substantial progress on our Efficiency and Effectiveness initiative, taking full advantage of our global scale and capabilities. Projects are being completed at a faster pace than originally anticipated and, as a result, we have exceeded our 2014 savings target which enabled us to fund new initiatives to accelerate our long-term earnings growth.”

“New business embedded value improved in 2014, thanks to fast-growing sales in Asia and our success at redesigning insurance products to be profitable in this challenging interest rate environment,” added Mr. Roder.

Highlights for the Fourth Quarter of 2014 and Full Year 2014:

•	Reported net income attributed to shareholders of $640 million in 4Q14, down $657 million from the fourth quarter of 2013 (“4Q13”), and $3,501 million in 2014, up $371 million from 2013:

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In 4Q14, net income attributed to shareholders included core earnings of $713 million and items excluded from core earnings which netted to a charge of $73 million. Items excluded from core earnings included charges resulting from adjustments to the fair value of alternative long-duration assets and changes in actuarial methods and assumptions, which were largely offset by the favourable impact of interest rates.

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In 2014, net income attributed to shareholders included core earnings of $2,888 million as well as a number of items excluded from core earnings totaling $613 million. These items included gains from market-related factors and favourable investment-related experience, partly offset by charges related to changes in actuarial methods and assumptions.

•	Generated core earnings of $713 million in 4Q14, down $42 million from the third quarter of 2014 (“3Q14”), and $2,888 million in 2014, up $271 million from 2013:

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In 4Q14, core earnings declined $42 million compared with 3Q14 due to unfavourable policyholder experience and the timing of certain expenses, partly offset by the favourable impact of higher new business volumes.

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In 2014, core earnings increased $271 million from 2013, driven by higher fee income on higher asset levels in our wealth management businesses, lower equity hedging costs and the favourable impact of a stronger U.S. dollar, partially offset by unfavourable policyholder experience.

•	Achieved insurance sales2 of $760 million in 4Q14, up 20%3 from 4Q13, and $2.5 billion in 2014, down 10% from 2013. Excluding Group Benefits, insurance sales grew by 13% in 2014:

-	In 4Q14, all three geographies delivered strong growth in insurance sales compared with 4Q13. In Asia, we achieved record sales, with most territories growing at a double digit pace. In

2	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
3
Growth (declines) in sales, premiums and deposits and assets under management are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

Canada, we had a strong fourth quarter in large case Group Benefits sales.  In the U.S., we continued to build momentum in life insurance sales as product enhancements and targeted pricing changes implemented earlier in the year continued to make an impact.

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In 2014, insurance sales declined 10% from 2013 largely due to a decrease in Group Benefit sales reflecting our disciplined pricing approach in the very competitive market.  Excluding Group Benefits, insurance sales increased 13% in 2014 over the prior year. In Asia, we achieved record insurance sales on a constant currency basis, up 31% compared with 2013, driven by continued momentum in corporate products in Japan, successful sales campaigns and product launches in Hong Kong, and double digit sales growth in our Asia Other businesses. In Canada, retail insurance sales grew reflecting the successful launch of a simplified universal life solution.  In the U.S., insurance sales increased sequentially in each quarter of the year, but decreased compared with 2013 amid a sluggish estate planning market.

•
Generated wealth sales of $13.8 billion in 4Q14 and achieved record sales of $52.6 billion in 2014, reflecting 6% and 1% increases from 4Q13 and 2013, respectively. Excluding Manulife Bank, wealth sales grew by 3% in 2014:

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In 4Q14, wealth sales increased 6% compared with 4Q13.  New bank loan volumes (which we include in wealth sales) declined due to competitive rate pressures in a slowing residential mortgage market. Excluding bank loan volumes, wealth sales increased 9% compared with 4Q13.  In Asia, wealth sales continued to demonstrate strong momentum, growing 64% from 4Q13, benefiting from new product launches, marketing campaigns and improved market sentiment. In Canada, group retirement sales increased with strong sales of defined contribution plans. In the U.S., wealth sales were in line with the prior year, reflecting continued strong mutual fund sales.

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In 2014, we delivered record full year wealth sales, with solid contributions from all three geographies. In Asia, sales trended upward throughout the year as a result of new product launches, marketing campaigns, and improved market sentiment. In Canada, wealth sales excluding bank loan volumes rose, led by our second highest annual group retirement sales. In the U.S., mutual fund sales continued to be strong and outpaced the industry4, outweighing the negative impact of intensified competitive pressures in the group retirement market.

•	Achieved 25th consecutive quarter of record assets under management5 of $691 billion at December 31, 2014, an increase of $92 billion, or 9% on a constant currency basis, compared with the prior year.

•	Announced two acquisitions in 2014 that will accelerate our strategy to grow our wealth and asset management businesses around the world:

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In Canada, we announced an agreement to acquire the Canadian-based operations of Standard Life plc, which will increase our presence in Quebec and accelerate our growth strategy in Canada, particularly for our wealth and asset management businesses. The transaction closed on January 30, 2015.

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In the U.S., we announced an agreement to acquire New York Life Insurance Company’s RPS business. By joining New York Life’s strength and expertise in the mid- and large-plan segments with our leadership in the small-plan segment, we will significantly expand our market presence and become one of the major group retirement plan providers in the U.S. This transaction is expected to close in the first half of 2015, subject to regulatory approvals and other customary closing conditions.

•
Reported a Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) of 248% at the end of 2014, the same ratio as at September 30, 2014 and December 31, 2013.  MFC’s financial leverage ratio was

4
Strategic Insight:  ICI Confidential.  Direct Sold mutual funds, fund-of-funds and ETF’s are excluded.  Organic sales growth rate is calculated as:  net new flows divided by beginning period assets. Industry data through December 2014.

5	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

27.8% at December 31, 2014 compared with 27.1% at September 30, 2014 and 31.0% at the end of 2013.

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In 2014, we issued $2.26 billion of subscription receipts that were exchanged for common shares on January 30, 2015 as a result of the closing of the acquisition of the Canadian-based operations of Standard Life plc. On a pro forma basis, had the transaction closed on December 31, 2014, the MCCSR ratio would have been in the range of 235% to 240% and our leverage ratio would have been approximately 27.1%.

•	Delivered $2.4 billion in remittances6 from operating divisions to the group in 2014, in line with 2013. Our Asia, Canadian and U.S. Divisions were able to remit a high proportion of their earnings.

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Achieved run rate Efficiency and Effectiveness savings in excess of $300 million pre-tax as at December 31, 2014, up from approximately $200 million pre-tax run rate savings7 at the end of 2013. We continued to make substantial progress with our Efficiency and Effectiveness (“E&E”) initiative, with projects being completed at a faster pace than originally anticipated. In 2014, we achieved approximately $200 million in net pre-tax savings, which enabled us to fund new strategic initiatives to accelerate our long-term earnings growth.  We remain on track to achieve $400 million in pre-tax E&E savings in 20168.

•
Generated new business embedded value (“NBEV”)9 of $355 million in 4Q14 and $1,274 million in 2014, reflecting 12% and 6% increases from 4Q13 and 2013, respectively.  The growth in NBEV in 4Q14 and in the full year of 2014 compared with prior year periods was primarily driven by the growth in our insurance sales in Asia and a more favourable business mix.

6	Remittances are defined as cash remitted by operating subsidiaries and excess capital generated by stand-alone Canadian operations, and available for deployment by Manulife.
7	Pre-tax run-rate savings represent cumulative annualized savings from the E&E initiative.
8	See “Caution regarding forward-looking statements” below.
9	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

Financial Highlights

	Quarterly Results			Full Year Results
(C$ millions, unless otherwise stated, unaudited)	4Q 2014	3Q 2014	4Q 2013	2014	2013
Net income attributed to shareholders	$640	$1,100	$1,297	$3,501	$3,130
Preferred share dividends	(28)	(28)	(34)	(126)	(131)
Common shareholders’ net income	$612	$1,072	$1,263	$3,375	$2,999
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$713	$755	$685	$2,888	$2,617
Investment-related experience in excess of amounts included in core earnings	(403)	320	215	359	706
Core earnings and investment-related experience in excess of amounts included in core earnings	$310	$1,075	$900	$3,247	$3,323
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	377	70	(81)	412	(336)
Changes in actuarial methods and assumptions	(59)	(69)	(133)	(198)	(489)
Disposition of Taiwan insurance business	12	-	350	12	350
Other items(2)	-	24	261	28	282
Net income attributed to shareholders	$640	$1,100	$1,297	$3,501	$3,130
Basic earnings per common share (C$)	$0.33	$0.58	$0.69	$1.82	$1.63
Diluted earnings per common share (C$)	$0.33	$0.57	$0.68	$1.80	$1.62
Diluted core earnings per common share (C$)(1)	$0.36	$0.39	$0.35	$1.48	$1.34
Return on common shareholders’ equity (“ROE”)	8.1%	14.8%	20.2%	11.9%	12.8%
Core ROE (1)	9.0%	10.1%	10.4%	9.8%	10.6%
Assets under management (C$ billions)(1)	$691	$663	$599	$691	$599

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)
The 4Q13 gain of $261 million includes the impact on the measurement of policy liabilities of policyholder-approved changes to the investment objectives of separate accounts that support our variable annuity products in the U.S. and a recapture of a reinsurance treaty in Asia.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

SALES AND BUSINESS GROWTH

Asia Division

Robert Cook, Senior Executive Vice President and General Manager, Asia Division stated, “We started the year strong, with improvement in each subsequent quarter, leading to record high results in both insurance and wealth sales on a constant currency basis. New product launches and successful marketing campaigns have contributed to the uplift in growth across the division. We have continued to diversify our distribution footprint, including nine new insurance distribution agreements with banks and the introduction of new point-of-sale technology.”

Insurance sales of US$364 million in 4Q14 were 30% higher compared with 4Q13 and full year 2014 sales of US$1.3 billion were 31% higher compared with full year 2013. Both 4Q14 and full year 2014 sales reached record levels on a constant currency basis. (Percentages quoted below are for the period 4Q14 compared with 4Q13, unless stated otherwise.)

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Japan insurance sales of US$141 million increased 46% driven by the continued momentum of corporate products augmented by growth in retail sales across all distribution channels. Full year 2014 insurance sales of US$589 million increased 60% compared with 2013.

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Hong Kong insurance sales of US$98 million increased 12% driven by successful sales campaigns and product launches, including a first-in-market multiple critical illness product. Full year 2014 insurance sales of US$293 million increased 15% compared with 2013.

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Indonesia insurance sales of US$34 million were slightly lower than last year as strong growth in our bancassurance business did not fully offset lower agency sales. Full year 2014 insurance sales of US$114 million increased 8% compared with 2013.

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Asia Other (excludes Japan, Hong Kong and Indonesia) insurance sales of US$91 million increased 52%. We delivered double digit growth in all markets, except for Thailand. Singapore and China grew 81% and 55%, respectively. Full year 2014 insurance sales of US$282 million increased 17% compared with 2013.

Wealth sales of US$2.5 billion in 4Q14 were 64% higher compared with 4Q13. The strong sales momentum we noted in 3Q14 continued in 4Q14 with full year 2014 sales setting a new record of US$8.0 billion on a constant currency basis, 2% higher than the previous record level set in full year 2013.

•
Japan wealth sales of US$453 million almost doubled, driven by the continued success of our single premium product as bank distribution reach expanded together with strong momentum in captive and independent agency channels. Full year wealth sales of US$1.5 billion decreased 11% in 2014 compared with 2013 as strong sales of the Strategic Income Fund in the first half of 2013 did not recur due to a shift in investor preference from bonds to equities.

•	Hong Kong wealth sales of US$334 million increased 18% driven by pension sales, reflecting successful sales campaigns. Full year wealth sales of US$1.2 billion increased 6% in 2014 compared with 2013.

•	Indonesia wealth sales of US$269 million increased 246% as a result of improved market sentiment. Full year wealth sales of US$851 million increased 4% in 2014 compared with 2013.

•
Asia Other wealth sales of US$1.4 billion increased 56%. We delivered double digit growth in all markets, except for Thailand and Taiwan, driven by higher mutual fund sales in China and Malaysia and improved single premium unit-linked sales in the Philippines. Full year wealth sales of US$4.4 billion in 2014 increased 5% compared with 2013.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

Canadian Division

Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division stated, “Our recently completed acquisition of the Canadian-based operations of Standard Life plc will significantly contribute to our growth strategy and will enhance our presence in Quebec.  In 2014, we launched a number of other customer facing initiatives, including: a group benefits specialty drug program and the industry’s first Mental Health Specialist team; enhanced investment options for smaller pension plans and a Quebec Voluntary Retirement Savings Plan; a simplified universal life product; and, our RED lab partnership with Communitech to create new customer-facing technologies and applications for financial services.”

“We ended the year with record mutual funds assets under management10 and 25 Four- or Five-Star Morningstar rated mutual funds.11 Excluding new bank loan volumes, our 2014 wealth sales increased 3% compared with full year 2013, and our 2014 Retail Insurance sales increased 4% while Institutional insurance sales declined 57% reflecting strong competitive pressures and our disciplined pricing approach.”

Wealth sales of $2.9 billion in 4Q14 and full year 2014 sales of $11.5 billion were 8% and 5% lower than the corresponding periods in 2013, respectively, primarily due to reduced new bank loan volumes (which we include in wealth sales) as a result of competitive pressures in a slowing residential mortgage market. Excluding new bank loan volumes, wealth sales increased 2% and 3% compared with 4Q13 and full year 2013, respectively.

•
Mutual Funds assets under management were a record $33.4 billion at December 31, 2014, increasing 21% year-over-year reflecting positive net sales and equity market appreciation. Gross deposits11,12 of $6.3 billion in 2014 and $1.6 billion in 4Q14 were 5% and 4% lower than comparative periods in 2013, respectively, as investor preference shifted toward equities where we continue to build our presence with a growing suite of equity funds.

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Segregated Fund Products13 sales of $1.6 billion for the year and $400 million in 4Q14 were 7% and 3% higher than the comparative periods in 2013, respectively.  Fixed Products sales of $297 million for the year and $67 million in 4Q14 were 22% and 27% lower than comparative periods in 2013, respectively, reflecting our deliberate rate positioning in this market.

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Group Retirement Solutions delivered our second highest annual sales on record with 2014 sales of $1.6 billion, 16% higher than 2013, reflecting strong growth in the defined contribution market. Sales of $529 million in 4Q14 increased 33% compared with 4Q13.

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Manulife Bank new lending volumes continued to reflect the impact of intense rate competition in a slowing residential mortgage market. New loan volumes were $770 million in 4Q14 and $3.2 billion for the year, 26% and 22% below the comparative 2013 periods, respectively. Net lending assets were $19.4 billion as at December 31, 2014 a 2% increase compared with 2013.

Insurance sales in 4Q14 of $172 million increased 6% compared with 4Q13 and were 20% above 3Q14 driven by large case Group Benefits sales.  Insurance sales for 2014 were $578 million, 49% lower than 2013 levels reflecting our disciplined pricing approach in the highly competitive group benefits market. Excluding Group Benefits, 2014 insurance sales were 3% higher than in 2013.

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Retail Markets full year 2014 insurance sales were $167 million, 4% higher than 2013 reflecting the success of our simplified universal life product, Manulife UL, in the second half of the year. Sales in 4Q14 of $49 million increased 20% compared with 3Q14 and were 4% higher than 4Q13.

10	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
11
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

12	Gross mutual fund deposits include deposits from segregated fund products of $477 million in 4Q14 and $1.5 billion for full year 2014.
13	Segregated fund products include guarantees. These products are also referred to as variable annuities.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

•
Institutional Markets 4Q14 insurance sales of $123 million increased 7% compared with 4Q13 due to sales in the large case group benefits segment. Full year 2014 sales of $411 million were 57% lower than 2013, reflecting strong competitive pressures and our disciplined pricing approach in the large case group benefits segment.

U.S. Division

Craig Bromley, Senior Executive Vice President and General Manager, U.S. Division stated, “We had another record year of sales in our Wealth Asset Management business and are seeing strong momentum in our Insurance sales.  In addition, a strong product line-up, including 38 Four- or Five-Star Morningstar rated mutual funds, helped drive strong retention and net flows contributing to record assets under management in JH Investments. Building on positive impacts from product enhancements and targeted pricing changes, John Hancock Insurance sales increased sequentially in each quarter of the year. 2014 was a challenging sales year for JH Retirement Plan Services as competitive pressures intensified. The recently announced agreement to acquire New York Life’s retirement plan services business will combine its strength and expertise in the mid- and large-plan segments with our leadership in the small-plan segment to significantly expand John Hancock’s market presence as we become one of the major plan providers in the United States.’’

Wealth sales were US$7.1 billion in 4Q14, consistent with 4Q13 and full year 2014 sales were US$29.2 billion, an increase of 3% compared with the prior year.

•
JH Investments 4Q14 sales of US$5.8 billion and full year 2014 sales of US$24.7 billion represented increases of 4% and 6%, respectively, compared with comparative periods in 2013.  Record full year sales were aided by strong fund performance and the ability to get products on to recommended lists and into wirehouse firms’ investment allocation models.  Our results continue to outpace the industry as our 12-month trailing organic growth rate through December 2014 (calculated as net new flows as percentage of beginning assets) was 18.9% versus the industry rate of 1.0%, placing us 3rd in the industry in terms of growth.14  JH Investments redemption rates continue to outperform the industry with a favourable downward trend, while industry redemptions continue to trend upward.15  Assets under management reached a record US$74.8 billion at December 31, 2014, a 23% increase from the prior year end.

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JH Retirement Plan Services (“JH RPS”) 4Q14 sales were US$1.4 billion and US$4.5 billion for the full year, representing decreases of 14% and 8%, respectively, compared with comparative periods in 2013.  Our mid-market product, Enterprise, contributed full year sales of US$209 million compared with US$41 million in 2013. Continued repricing initiatives are underway to regain share in an intensely competitive market while we continue to garner significant attention in the industry with our fee transparency initiative.

•
At the end of 2014, John Hancock announced an agreement to acquire New York Life’s retirement plan services business and New York Life net reinsuring 60% of the legacy John Hancock par life insurance block. While the transaction is subject to regulatory approvals and other customary closing conditions, it is expected to close in the first half of 2015.  When completed, our 401(k) assets under administration will increase by approximately 60% to some US$135 billion, representing 55,000 plans and over 2.5 million participants.  This transaction is expected to provide a significant positive impact to JH RPS sales and retention efforts in 2015.16

Insurance sales were US$154 million in 4Q14, an increase of 12% compared with 4Q13 and full year 2014 sales were US$501 million, a decrease of 11% compared with full year 2013.

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John Hancock Life (“JH Life”) 4Q14 sales of US$140 million were 13% higher than 4Q13 as product enhancements implemented in early 2014 continued to make an impact.  Full year 2014 sales of US$439 million were 14% below full year 2013, driven by a challenging 1Q14 and a

14
 Strategic Insight:  ICI Confidential.  Direct Sold mutual funds, fund-of-funds and ETF’s are excluded. Organic sales growth rate is calculated as net new flows divided by beginning period assets. Industry data through December 2014.

15
Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the Intermediary-Sold channel. Figures exclude money market and 529 share classes.

16	See “Caution regarding forward-looking statements” below.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

sluggish estate planning market. Sales have increased sequentially in each quarter of the year, led by continued sales momentum in our flagship protection universal life product as well as from new offerings including variable universal life and international products.

•
John Hancock Long-Term Care 4Q14 sales of US$14 million were 8% higher than 4Q13 and full year 2014 sales of US$62 million were 17% higher than 2013, driven by group inflation buy-up offerings in 4Q14 and bi-annual buy-up activity on Federal plans in 1Q14.

Investment Division

Warren Thomson, Senior Executive Vice President and Chief Investment Officer, said, “This year saw several important milestones for our asset management business.  Notably Manulife Asset Management (“MAM”) is now ranked 30th among the world's largest money managers, according to Pensions & Investments’ 2014 rankings, based on worldwide institutional assets under management.  MAM’s growth as a premier asset manager was bolstered by record net sales, excellent investment management performance, expanded investment capabilities and operations, and a diverse global client base.  Long-term investment performance continues to be a differentiator for MAM, with the majority of public asset classes outperforming their benchmarks on a 3- and 5-year basis. MAM Private Markets had a tremendous inaugural year, producing solid institutional sales including a substantial U.S. commercial real estate mandate with a large European insurance company. We continue to leverage our longstanding experience in private markets to work with investors to provide unique opportunities to meet their investment goals.”

Mr. Thomson continued, “We delivered General Fund investment-related experience of $559 million on a full year basis, supporting our decision to increase the annual core earnings contribution to $400 million beginning in 2015.  Strong full year results were driven by the redeployment of government securities into higher yielding fixed income assets, favourable credit experience, and the positive impact of additional investments in a wide variety of alternative long-duration assets. While strong credit experience and fixed income trading gains continued in the fourth quarter, we reported an investment-related experience loss of $353 million, primarily as a result of the impact of the sharp decline in oil prices on investments held in Canada and the U.S. We view this period of volatility and depressed asset valuation as an opportune time to acquire additional oil and gas properties, while ensuring that we maintain our rigorous risk management practices and a diversified investment portfolio. During 2014, we originated over $1 billion in alternative long-duration assets, on a net basis, across various asset classes including real estate, oil and gas, timberland, private equities and infrastructure.  Our acquisitions continue to be high quality, good relative value alternative long-duration assets.”

At December 31, 2014 total assets managed by MAM were $321 billion (2013 - $280 billion), including $278 billion managed for external clients.  Assets managed for external clients increased $11 billion from September 30, 2014 and $35 billion from December 31, 2013. At December 31, 2014, MAM had a total of 72 Four- or Five-Star Morningstar rated funds, an increase of 2 funds since December 31, 2013.

CORPORATE ITEMS

In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.155 per share on the common shares of the Company, payable on and after March 19, 2015 to shareholders of record at the close of business on February 25, 2015.

The Board of Directors also approved that, in respect of MFC’s March 19, 2015 common share dividend payment date and pursuant to MFC’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market.  The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

Awards & Recognition

In Canada, Manulife’s Monthly High Income Fund received a 2014 Morningstar Award for “Best Canadian Balanced Fund”, as well as Manulife Investments being nominated for its Global Infrastructure Fund in the “Best Specialty Equity Fund”.

In Hong Kong, Manulife Hong Kong received two top honours at the annual SCMP/IFPHK Financial Planner Awards, including “Company for Financial Planning Excellence of the Year 2014” in the Insurance sector for the 8th consecutive year, and “Outstanding Company of the Year 2014” for Excellence in Practice.

In China, Manulife-Sinochem was awarded the “Most Trusted Consumer Insurance Product Annual Award’ for its critical illness product, and the “Most Competitive Children’s Product Annual Award” for its juvenile wealth planning product, at the 2014 Shanghai Insurance Industry Annual Awards, which is organized by Money Weekly, one of China’s leading financial magazines.

In the U.S., John Hancock Investments received five STAR awards from the Mutual Fund Education Alliance (“MFEAA”), including the prestigious “Overall Advisor Communications Award”. John Hancock was also honoured in the categories of: Electronic Newsletter, Communications Campaign, Special Communications, and in the Retirement category for Digital Communications.

Notes:

Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:00 p.m. ET on February 12, 2015. For local and international locations, please call 416-340-8530 and toll free in North America please call 1-866-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 6:00 p.m. ET on February 12, 2015 through February 26, 2015 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6718073).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on February 12, 2015. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The Fourth Quarter 2014 Statistical Information Package is also available on the Manulife Financial website at: www.manulife.com/quarterlyreports.

Media Inquiries: Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore (416) 926-6495 steven_moore@manulife.com	Investor Relations: Robert Veloso (416) 852-8982 robert_veloso@manulife.com

February 12, 2015 – Press Release Reporting Fourth Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of February 12, 2015, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2013 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2013 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	D	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	Earnings	1.	Potential Impact of current macro environment
2.	Sales	2.	Variable annuity and segregated fund guarantees
3.	Capital	3.	Caution related to sensitivities
4.	Efficiency and Effectiveness initiative	4.	Publicly traded equity performance risk
5.	Standard Life transaction	5.	Interest rate and spread risk
		6.	Alternative long-duration asset performance risk
B	FINANCIAL PERFORMANCE
1.	Fourth quarter earnings analysis	E	ACCOUNTING MATTERS AND CONTROLS
2.	Full year earnings analysis	1.	Critical accounting and actuarial policies
3.	Revenue	2.	Sensitivity of policy liabilities to updates to assumptions
4.	Premiums and deposits	3.	Accounting and reporting changes
5.	Assets under management
6.	Capital	F	OTHER
7.	Impact of fair value accounting	1.	Performance and Non-GAAP measures
8.	Impact of foreign exchange rates	2.	Key planning assumptions and uncertainties
		3.	Caution regarding forward-looking statements
C	PERFORMANCE BY DIVISION
1.	Asia
2.	Canadian
3.	U.S.
4.	Corporate and Other

February 12, 2015 – Press Release Reporting Fourth Quarter Results

A         OVERVIEW

A1	Earnings

Manulife’s 4Q14 net income attributed to shareholders was $640 million compared with $1,297 million in 4Q13.  Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business) which amounted to $713 million in 4Q14 compared with $685 million in 4Q13, and items excluded from core earnings, which netted to a loss of $73 million in 4Q14 compared with a net gain of $612 million in 4Q13.

The $28 million increase in core earnings was the result of higher fee income due to higher asset levels in our wealth management businesses, increases in new business volumes, lower expenses and the strengthening of the U.S. dollar, partially offset by policyholder experience losses in North America.  On a divisional basis, Asia core earnings increased 19% compared with 4Q13, after adjusting for increased dynamic hedging costs (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment), changes in currency rates and the sale of our Taiwan insurance business at the end of 2013.  Canadian core earnings decreased 4% and U.S. core earnings decreased 15%, both divisions reported policyholder experience losses in 4Q14.

With respect to items excluded from 4Q14 core earnings, fair value losses related to the impact of the sharp decline in oil prices on investments held in Canada and the U.S. were mostly offset by the favourable impact on the measurement of policy liabilities of changes in yield curves. The investment-related experience losses were $353 million (of which gains of $50 million were included in core earnings and $403 million of losses were excluded from core earnings) and gains related to the direct impact of interest rates and equity markets were $377 million. Charges related to actuarial methods and assumptions and policy changes netted to $59 million and included a net gain of $65 million upon the implementation of the Canadian Actuarial Standards Board’s revisions to the Canadian Actuarial Standards of Practice related to economic reinvestment assumptions. A gain from changes to fixed income reinvestment assumptions (an allowance for the use of credit spread assets for all durations, a change from deterministic to stochastically generated scenarios for most North American businesses, and changes to risk free interest rate scenarios) was partly offset by a new margin for adverse deviation for alternative long-duration assets and public equities.

Items excluded from core earnings in 4Q13 included strong investment-related experience and the one-time gains related to the sale of our Taiwan insurance business and to changes to investment objectives of separate accounts that support our U.S. variable annuity products.

Manulife’s full year 2014 net income attributed to shareholders was $3.5 billion compared with $3.1 billion for full year 2013.  Net income attributed to shareholders is comprised of core earnings which amounted to $2.9 billion in 2014 compared with $2.6 billion in 2013, and items excluded from core earnings, which amounted to $0.6 billion in 2014 compared with $0.5 billion in 2013.

The $271 million increase in core earnings was driven by higher fee income due to higher asset levels in our wealth management businesses, lower net hedging costs and the favourable impact of a stronger U.S. dollar, partially offset by unfavourable policyholder experience in 2014. On a divisional basis, Asia core earnings increased 16% after adjusting for increased dynamic hedging costs (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment), changes in currency rates and the sale of our Taiwan insurance business at the end of 2013. Core earnings increased by 2% in Canada and declined by 15% in the U.S. primarily due to the second order impact of market factors along with risk management activities and unfavourable policyholder experience . The second order impact of market factors included the unfavourable impact that declines in the yield curve and corporate spreads had on the release of provisions for adverse deviation margins in the insurance business and the impact that higher equity markets and risk management activities had on releases of margins in the variable annuity business. The first order impact of market factors is included in the direct impact of equity markets and interest rates and is excluded from core earnings.

The $100 million year-over-year increase in items excluded from core earnings was primarily due to a $291 million reduction in charges related to changes in actuarial methods and assumptions and a $748 million increase from the direct impact of equity markets and interest rates and variable annuity guarantee liabilities, partially offset by one-time items in 2013 and lower investment-related

February 12, 2015 – Press Release Reporting Fourth Quarter Results

experience gains in 2014.   In addition, while investment-related experience was strong in both years, the $359 million gain reported in 2014 (in excess of the $200 million of investment-related gains included in core earnings) was $347 million lower than in 2013.

The investment-related experience gains are a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. Investment-related experience gains in 2014 of $559 million (2013 - $906 million), including the $200 million reported in core earnings, were composed of: $667 million (2013 - $571 million) primarily related to the impact of investing activities (both fixed income and alternative long-duration assets) on the measurement of our policy liabilities; and $103 million (2013 - $162 million) due to favourable credit experience relative to our long-term assumptions, partly offset by the $211 million (2013 - $55 million) impact of fair value related losses on alternative long duration assets.  Investment-related experience gains in 2013 also included $228 million related to asset allocation activities that enhanced surplus liquidity and resulted in higher yielding assets in the respective liability segments.

A2	Sales

Insurance sales17 were $760 million in 4Q14, an increase of 20%18 compared with 4Q13 and Asia, Canada and U.S. divisions all reported strong growth.  Full year 2014 insurance sales were $2.5 billion, a decrease of 10% compared with 2013.  Excluding Group Benefits, full year 2014 insurance sales increased 13% compared with 2013.

In 4Q14, all three geographies delivered strong growth in insurance sales compared with 4Q13. In Asia, we achieved record sales, with most territories growing at a double digit pace. In Canada, we had a strong fourth quarter in large case Group Benefits sales. In the U.S., we continued to build momentum in life insurance sales as product enhancements and targeted pricing changes implemented earlier in the year continued to make an impact.

In 2014, insurance sales declined 10% compared with 2013 largely due to a decrease in Group Benefits sales reflecting our disciplined approach to pricing in the very competitive market.  Excluding Group Benefits, insurance sales increased 13% in 2014.  In Asia, we achieved record insurance sales, up 31% over 2013, driven by continued momentum in corporate products in Japan, successful sales campaigns and product launches in Hong Kong, and double digit growth in our Asia Other businesses. In Canada, retail insurance sales grew, reflecting the successful launch of a simplified universal life solution.  In the U.S., insurance sales increased sequentially in each quarter of the year, but decreased compared with 2013 amid a sluggish estate planning market.

Wealth sales were $13.8 billion in 4Q14, an increase of 6% compared with 4Q13. Full year 2014 wealth sales were a record $52.6 billion, a 1% increase from the previous record reported in 2013. Excluding new bank loan volumes (which we include in wealth sales), 4Q14 and full year 2014 wealth sales increased 9% and 3%, respectively, from the prior year comparative amounts.

In 4Q14, wealth sales increased 6% compared with 4Q13.  New bank loan volumes (which we include in wealth sales) declined due to competitive rate pressures in a slowing residential mortgage market. Excluding new bank loan volumes, wealth sales increased 9% from 4Q13. In Asia, wealth sales continued to demonstrate outstanding momentum, growing 64% from 4Q13, benefiting from new product launches, marketing campaigns and improved market sentiment. In Canada, group retirement sales increased with strong sales of defined contribution plans.  In the U.S., wealth sales were in line with the prior year, reflecting continued strong mutual fund sales.

In 2014, we delivered record full year wealth sales, with solid contributions from all three geographies. In Asia, we achieved record wealth sales that trended upward throughout the year as a result of new product launches, marketing campaigns, and improved market sentiment. In Canada, wealth sales excluding new bank loan volumes increased, led by our second highest annual group retirement sales.

17	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
18
Growth (declines) in sales, premiums and deposits and assets under management are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

In the U.S., mutual fund sales continued to be strong and outpaced the industry, outweighing the negative impact of intensified competitive pressures in the group retirement market.

A3	MCCSR and financial leverage ratio

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) was 248% at the end of 2014, the same ratio as at September 30, 2014 and December 31, 2013.  MFC’s financial leverage ratio was 27.8% at December 31, 2014 compared with 27.1% at September 30, 2014 and 31.0% at the end of 2013.

During 2014 we raised $1.8 billion (4Q14 – $0.75 billion) of new financing and $1.8 billion (4Q14 – nil) matured or was redeemed, including $1.0 billion of senior debt.

We also issued $2.26 billion of subscription receipts that were exchanged for common shares on January 30, 2015, as a result of the closing of the acquisition of the Canadian-based operations of Standard Life plc.  On a pro forma basis, had the transaction closed on December 31, 2014, the MCCSR ratio would have been in the range of 235% to 240% and our financial leverage ratio would have been approximately 27.1%.  The impact on the MCCSR ratio will be partially offset by the favourable impact of changes in the MCSSR guidelines effective January 1, 2015.

A4	Update on Efficiency and Effectiveness initiative

Our Efficiency and Effectiveness (“E&E”) initiative, announced November 2012, is aimed at leveraging our global scale and capabilities to achieve operational excellence throughout the organization. In 2013, we achieved pre-tax run rate savings of approximately $200 million. In 2014, we continued to make substantial progress and have now achieved pre-tax run rate savings in excess of $300 million related to operations, information services, procurement, workplace transformation, as well as organizational design. This translated into approximately $200 million in net pre-tax savings in 2014, which enabled us to fund new initiatives to accelerate our long-term earnings growth. We remain on track to achieve $400 million in pre-tax E&E savings in 2016.

Over the next four years, we also plan to invest a significant amount in projects in order to realize our strategic vision. The amount of that investment is subject to change as our strategy unfolds. In particular, we intend to ensure that projects are appropriately sequenced and prioritized given recent headwinds.

A5	Acquisition of Canadian-based operations of Standard Life plc

On September 3, 2014, MLI entered into an agreement with Standard Life Oversea Holdings Limited, a subsidiary of Standard Life plc, and Standard Life plc to acquire the shares of Standard Life Financial Inc. and of Standard Life Investments Inc., collectively the Canadian-based operations of Standard Life plc.

On January 30, 2015, the Company completed its purchase of the Canadian-based operations of Standard Life plc for cash consideration of $4.0 billion.  Upon closing, the Company's outstanding subscription receipts were automatically exchanged on a one-for-one basis for 105,647,334 MFC common shares with a stated value of approximately $2.2 billion.  In addition, pursuant to the terms of the subscription receipts, a dividend equivalent payment of $0.155 per subscription receipt ($16.4 million in the aggregate) was also paid to holders of subscription receipts, which is an amount equal to the cash dividends declared on MFC common shares for which record dates occurred during the period from September 15, 2014 to January 29, 2015.

The following table summarizes the unaudited assets and liabilities of the Canadian-based operations of Standard Life plc as at December 31, 2014.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

(C$ millions, unaudited)	As at December 31, 2014
Assets
Invested assets	$18,670
Other assets	970
Segregated funds’ net assets	31,251
Total assets	$50,891
Liabilities
Insurance and investment contract liabilities	$16,271
Other liabilities	771
Subordinated debentures	403
Segregated funds’ net liabilities	31,251
Total liabilities	$48,696
Net assets acquired	$2,195

The difference between the purchase price and the determination of the final fair value of tangible net assets acquired as of January 30, 2015 represents goodwill and intangible assets.  Due to the recent closing of the acquisition, the fair value determination and the initial purchase price accounting for the business combination have not been completed, and certain disclosures have not been provided. The final allocation of the purchase price as at January 30, 2015 will be determined after completing a comprehensive evaluation of the fair value of assets (including intangibles) and liabilities acquired at that date.

This transaction significantly builds the Company’s capability to serve customers in all of Canada, and elsewhere in the world, from Quebec.  On a pro forma basis as of December 31, 2014 after giving effect to the transaction, the acquisition:

•
Adds $20.9 billion in assets under administration19 in capital accumulation plans to our group retirement business in Canada, bringing our total group retirement assets under administration in capital accumulation plans in Canada to $46.1 billion;

•	adds $6.5 billion in assets under management to our mutual funds business in Canada, bringing our total mutual fund assets under management19 in Canada to $39.6 billion20; and,
•	adds $0.7 billion in premiums and deposits to our Canadian group benefits business, bringing our total Canadian group benefits premiums and deposits in Canada to $7.8 billion.

Transaction highlights21:

•
Excluding transition and integration costs, after the first year we expect the transaction to be accretive by approximately $0.03 to earnings per common share (“EPS”) per year over each of the next 3 years.  It will also increase our earnings capacity beyond our 2016 core earnings objective of $4 billion.

•
The transaction, and the financing, maintain our strong capital position and financial flexibility, and in no way inhibit our ability to pay dividends. In fact, it will enhance our ability to increase dividends in the future.

•
We believe the transaction will improve core earnings, however the transition costs reported in core earnings will create a modest, temporary headwind on our core return on common shareholders’ equity (“Core ROE”) 2016 objective of 13%.

•	Excluding transition and integration costs, the transaction is expected to be marginally accretive to EPS in the 1st year.
•	The transaction increases earnings contributions from less capital intensive, fee-based businesses.
•	Integration costs totaling $150 million post-tax are expected to be incurred in the first 3 years and we expect revenue synergies which will build over time.

19	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
20	Based on Investment Funds Institute of Canada data as at December 31, 2014.
21	See “Caution regarding forward-looking statements” and “Performance and Non-GAAP Measures” below.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

•	Annual cost savings of $100 million post-tax are expected to be largely achieved by the 3rd year.
•
At the time of announcement, we indicated we were targeting an MCCSR ratio in the range of 235% to 240% at close.  The pro forma ratio assuming we had closed on December 31, 2014 would have been in that range.

•	We also indicated that we were targeting a financial leverage ratio of approximately 28% at close. The pro forma ratio assuming we had closed on December 31, 2014 would have been approximately 27.1%.
•	We continue to target a 25% financial leverage ratio over the long-term.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

B	FINANCIAL HIGHLIGHTS

	Quarterly Results			Full Year Results
(C$ millions, unless otherwise stated, unaudited)	4Q 2014	3Q 2014	4Q 2013	2014	2013
Net income attributed to shareholders	$640	$1,100	$1,297	$3,501	$3,130
Preferred share dividends	(28)	(28)	(34)	(126)	(131)
Common shareholders’ net income	$612	1,072	$1,263	$3,375	$2,999
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$713	$755	$685	$2,888	$2,617
Investment-related experience in excess of amounts included in core earnings	(403)	320	215	359	706
Core earnings and investment-related experience in excess of amounts included in core earnings	$310	$1,075	$900	$3,247	$3,323
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	377	70	(81)	412	(336)
Changes in actuarial methods and assumptions	(59)	(69)	(133)	(198)	(489)
Disposition of Taiwan insurance business	12	-	350	12	350
Impact of in-force product changes and other (2)	-	24	261	28	282
Net income attributed to shareholders	$640	$1,100	$1,297	$3,501	$3,130
Basic earnings per common share (C$)	$0.33	$0.58	$0.69	$1.82	$1.63
Diluted earnings per common share (C$)	$0.33	$0.57	$0.68	$1.80	$1.62
Diluted core earnings per common share (C$)(1)	$0.36	$0.39	$0.35	$1.48	$1.34
Return on common shareholders’ equity (“ROE”)	8.1%	14.8%	20.2%	11.9%	12.8%
Core ROE (1)	9.0%	10.1%	10.4%	9.8%	10.6%
Sales(1) Insurance products(3)	$760	$660	$617	$2,544	$2,757
Wealth products	$13,762	$11,742	$12,241	$52,604	$49,681
Premiums and deposits(1) Insurance products	$6,649	$6,455	$6,169	$25,015	$24,549
Wealth products	$18,863	$15,632	$15,367	$72,986	$63,701
Assets under management (C$ billions)(1)	$691	$663	$599	$691	$599
Capital (C$ billions)(1)	$39.6	$37.7	$33.5	$39.6	$33.5
MLI’s MCCSR ratio	248%	248%	248%	248%	248%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)	For a more detailed description see Section B1 below.
(3)	Insurance sales have been adjusted to exclude Taiwan for all periods.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

B1         Fourth quarter earnings analysis

The table below reconciles 4Q14 net income attributed to shareholders of $640 million to core earnings of $713 million.

(C$ millions, unaudited)	4Q 2014	3Q 2014	4Q 2013
Core earnings(1)
Asia Division(2)	$260	$273	$227
Canadian Division(2)	224	243	233
U.S. Division(2)	338	342	366
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(112)	(107)	(138)
Expected cost of macro hedges(2),(3)	(47)	(46)	(53)
Investment-related experience in core earnings(4)	50	50	50
Core earnings	$713	$755	$685
Investment-related experience in excess of amounts included in core earnings(4)	(403)	320	215
Core earnings and investment-related experience in excess of amounts included in core earnings	$310	$1,075	$900
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(4),(5)	377	70	(81)
Changes in actuarial methods and assumptions(6)	(59)	(69)	(133)
Disposition of Taiwan insurance business	12	-	350
Impact of in-force product changes and other items(7)	-	24	261
Net income attributed to shareholders	$640	$1,100	$1,297

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)	The decrease in expected macro hedge cost in 4Q14 compared with 4Q13 was partially offset by an increase in dynamic hedging costs included in Asia, Canada and U.S. divisional core earnings.
(3)
The 4Q14 net loss from macro equity hedges was $107 million and consisted of a $47 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $60 million because actual markets outperformed our valuation assumptions (included in direct impact of equity markets and interest rates and variable annuity guarantee liabilities below).

(4)
As outlined under “Critical Accounting and Actuarial Policies” below, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. The inclusion of up to $200 million per annum of favourable investment experience will be increasing to $400 million per annum commencing 1Q15.  See section F1 “Performance and Non-GAAP Measures” below for more information.

(5)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of available-for-sale (“AFS”) bonds in the Corporate and Other segment. See table below for components of this item. Until 3Q14 this also included a quarterly ultimate reinvestment rate (“URR”) update.

(6)
The 4Q14 charge of $59 million is primarily attributable to method and modeling refinements, partially offset by a gain of $65 million due to the implementation of the Canadian Actuarial Standards Board’s revisions to the Canadian Actuarial Standards of Practice related to economic reinvestment assumptions.

(7)
The 4Q13 gain of $261 million includes the impact on the measurement of policy liabilities of policyholder-approved changes to the investment objectives of separate accounts that support our variable annuity products in the U.S. and a recapture of a reinsurance treaty in Asia.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

The gain (charge) related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above is attributable to:

C$ millions, unaudited	4Q 2014	3Q 2014	4Q 2013
Direct impact of equity markets and variable annuity guarantee liabilities(1)	$(142)	$(35)	$105
Fixed income reinvestment rates assumed in the valuation of policy liabilities(2)	533	165	(105)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(14)	(15)	(55)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities(3)	-	(45)	(26)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$377	$70	$(81)

(1)
In 4Q14, gross equity exposure losses of $881 million and gross equity hedging charges of $60 million from macro hedge experience were partially offset by gains of $799 million from dynamic hedging experience which resulted in a loss of $142 million.

(2)
The gain in 4Q14 for fixed income reinvestment assumptions was driven by the favourable impact on the measurement of policy liabilities of changes in yield curves and spreads primarily in the U.S. and Canada.

(3)	The periodic URR charges have ceased effective 4Q14 due to revisions to the Canadian Actuarial Standards of Practice related to economic reinvestment assumptions.

B2         Full year earnings analysis

The table below reconciles the full year 2014 net income attributed to shareholders of $3,501 million to core earnings of $2,888 million.

(C$ millions, unaudited)
For the years ended December 31,	2014	2013
Core earnings(1)
Asia Division(2)	$1,008	$921
Canadian Division(2)	927	905
U.S. Division(2)	1,383	1,510
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(446)	(506)
Expected cost of macro hedges(2),(3)	(184)	(413)
Investment-related experience in core earnings(4)	200	200
Total Core earnings	$2,888	$2,617
Investment-related experience in excess of amounts included in core investment gains(4)	359	706
Core earnings and investment-related experience in excess of amounts included in core earnings	$3,247	$3,323
Changes in actuarial methods and assumptions(5)	(198)	(489)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(4),(6) (see table below)	412	(336)
Disposition of Taiwan insurance business	12	350
Impact of in-force product changes and other items(7)	24	261
Material and exceptional tax related items(8)	4	47
Restructuring charge related to organizational design	-	(26)
Net income attributed to shareholders	$3,501	$3,130

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)	The decrease in expected macro hedge cost in 2014 compared with 2013 was partially offset by an increase in dynamic hedging costs included in Asia, Canada and U.S. divisional core earnings.
(3)
The 2014 net loss from macro equity hedges was $304 million and consisted of a $184 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a $120 million charge because actual markets outperformed our valuation assumptions (included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities below).

(4)
As outlined under Critical Accounting and Actuarial Policies, net insurance contract liabilities under IFRS for Canadian insurers are determined using CALM. Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of markets is reported separately. The inclusion of up to $200 million per annum of

February 12, 2015 – Press Release Reporting Fourth Quarter Results

favourable investment experience will be increasing to $400 million per annum commencing 1Q15. See section F1 “Performance and Non-GAAP measures” below for more information.
(5)
Of the $198 million charge for change in actuarial methods and assumptions in 2014, $69 million was reported in the third quarter as part of the comprehensive annual review of valuation assumptions. Over the full year, charges due to lapse assumption changes, and updates to actuarial standards related to segregated fund bond calibration criteria, were partially offset by benefits due to refinements related to the projection of asset and liability cash flows, including an in depth review of the modelling of future tax cash flows for our U.S. Insurance business, updates to mortality and morbidity assumptions, and updates to actuarial standards related to economic reinvestment assumptions.

(6)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, as well as experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions  and the sale of AFS bonds in the Corporate and Other segment. See table below for components of this item.

(7)
The 2014 the amount relates to the recapture of a reinsurance treaty in Canada. The 2013 gain of $261 million includes the impact on the measurement of policy liabilities of policyholder-approved changes to the investment objectives of separate accounts that support our variable annuity products in the U.S. as well as a recapture of a reinsurance treaty in Asia.

(8)	The $4 million gain in 2014 relates to tax rate changes in Asia. The 2013 tax item primarily reflects the impact on our deferred tax asset position of Canadian provincial tax rate changes.

The gain (loss) related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities included in the table above is attributable to:

(C$ millions, unaudited)
For the years ended December 31,	2014	2013
Direct impact of equity markets and variable annuity guarantee liabilities(1)	$(182)	$458
Fixed income reinvestment rates assumed in the valuation of policy liabilities(2)	729	(276)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(40)	(262)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities(3)	(95)	(256)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$412	$(336)

(1)
In 2014, gross equity exposure losses of $2,179 million and gross equity hedging charges of $120 million from macro hedge experience were partially offset by gains of $2,117 million from dynamic hedging experience which resulted in a loss of $182 million.

(2)
The gain in 2014 for fixed income reinvestment assumptions was driven by the favourable impact on the measurement of policy liabilities of changes in yield curves and spreads primarily in the U.S. and Canada.

(3)	The periodic URR charges have ceased effective 4Q14 due to revisions to the Canadian Actuarial Standards of Practice related to economic reinvestment assumptions.

B3           Revenue

	Quarterly Results			Full Year Results
(C$ millions, unaudited)	4Q 2014	3Q 2014	4Q 2013	2014	2013
Net premium income	$4,849	$4,641	$4,548	$17,883	$17,510
Investment income	2,681	2,618	2,632	10,808	9,860
Other revenue (1)	2,301	2,207	2,633	8,739	8,876
Revenue before realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	9,831	9,466	9,813	37,430	36,246
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	6,182	1,561	(2,783)	17,092	(17,607)
Total revenue	$16,013	$11,027	$7,030	$54,522	$18,639

(1)	Other revenue in 4Q13 and full year 2013 includes a pre-tax gain of $476 million on the sale of our Taiwan insurance business.

For the full year 2014, revenue before realized and unrealized gains (losses) was $37.4 billion, an increase of 5% over full year 2013, after adjusting for the one-time gain on the sale of our Taiwan insurance business in 4Q13.   The increase was driven by higher fee income due to higher asset levels in our wealth management businesses and the strengthening of the U.S dollar.   Net premium

February 12, 2015 – Press Release Reporting Fourth Quarter Results

income on a constant currency basis increased in Asia by 12% and declined in Canada and the U.S. by 2% and 13%, respectively.

The change in net unrealized and realized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedging program primarily related to the impact of movements in interest rates on the fair value of our bond and fixed income derivative holdings.  In 2014, the general decrease in interest rates resulted in an increase in revenue while in 2013 the general increase in interest rates resulted in a decrease in revenue.

Please see discussion below in section B7 “Impact of fair value accounting”.

B4           Premiums and deposits22

Premiums and deposits is used as an alternate measure of our top line growth, as it includes all new policyholder cash flows  and unlike total revenue is not impacted by the volatility created by fair value accounting.   Premiums and deposits for insurance products were $6.6 billion in 4Q14, an increase of 4% on a constant currency basis compared with 4Q13. For the full year, insurance premiums and deposits were $25.0 billion, down 1% on a constant currency basis compared with 2013.

Premiums and deposits for wealth products were $18.9 billion in 4Q14, an increase of $3.5 billion, or 15% on a constant currency basis, compared with 4Q13.  For the full year, wealth premiums and deposits were $73.0 billion, an increase of 9% on a constant currency basis over 2013.

B5         Assets under management22

Assets under management as at December 31, 2014 were a record $691 billion, an increase of $92.2 billion, or 9% on a constant currency basis, compared with December 31, 2013. The increase was largely attributable to growth in our asset management business, favourable equity markets, and the fair value accounting impact of the reduction in interest rates on fixed income investments.

B6         Capital22

MFC’s total capital as at December 31, 2014 was $39.6 billion, an increase of $1.9 billion from September 30, 2014 and of $6.1 billion from December 31, 2013. The increase from December 31, 2013 was primarily driven by net income of $3.5 billion, currency impacts of $1.9 billion and net capital issued of $1 billion (excludes $1.0 billion redemption of senior debt as it is not included in the definition of capital), partially offset by cash dividends of $0.9 billion over the period. As noted in section A3 above, MLI’s MCCSR ratio was 248% at December 31, 2014, the same level as at September 30, 2014 and as at December 31, 2013.

B7         Impact of fair value accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments, the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income (see sections A1 and A2 above for discussion of fourth quarter and full year experience).

Net realized and unrealized gains reported in investment income were $17.1 billion for full year 2014 and $6.2 billion for 4Q14.  This amount was primarily driven by the mark-to-market impact of decreases in interest rates on our bond and fixed income derivative holdings.

As outlined in the “Critical Accounting and Actuarial Policies” in our 2013 Annual Report MD&A, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies.  Investment returns are projected using current asset portfolios and projected reinvestment strategies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period.   We classify gains and losses by assumption type.  For example,

22	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).

B8         Impact of foreign exchange rates

Changes in foreign exchange rates, primarily due to the strengthening of the U.S. dollar compared to the Canadian dollar, increased core earnings by $35 million in 4Q14 compared with 4Q13 and by $129 million for full year 2014 compared with full year 2013. The impact of foreign currency on items excluded from core earnings is not relevant given the nature of these items.

C	PERFORMANCE BY DIVISION

C1	Asia Division

($ millions, unless otherwise stated)	Quarterly results			Full year results
Canadian dollars	4Q 2014	3Q 2014	4Q 2013	2014	2013
Net income attributed to shareholders	$336	$332	$725	$1,247	$2,519
Core earnings(1)	260	273	227	1,008	921
Premiums and deposits	5,256	4,691	3,680	17,897	16,504
Assets under management (billions)	87.1	84.5	76.6	87.1	76.6
U.S. dollars
Net income attributed to shareholders	$297	$305	$690	$1,129	$2,451
Core earnings	229	251	216	913	893
Premiums and deposits	4,627	4,308	3,509	16,185	16,062
Assets under management (billions)	75.1	75.4	72.0	75.1	72.0

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Asia Division’s 4Q14 net income attributed to shareholders was $336 million compared with $725 million in 4Q13. Net income attributed to shareholders is comprised of core earnings, which was $260 million in 4Q14 compared with $227 million in 4Q13, and items excluded from core earnings, which amounted to $76 million in 4Q14 compared with $498 million in 4Q13.

Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$297 million compared with US$690 million for Q413 and core earnings of US$229 million in 4Q14 compared with US$216 million in 4Q13. Items excluded from core earnings were US$68 million for 4Q14 compared with US$474 million in 4Q13.

Core earnings increased US$39 million, or 19%, compared with 4Q13 after adjusting for the increased dynamic hedging costs (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment), the impact of changes in currency rates and the sale of our Taiwan insurance business in 4Q13.  The growth in core earnings was driven by favourable policyholder experience, notably in Hong Kong, improved new business margins and higher fee income. The US$406 million decrease in items excluded from core earnings was driven by the non-recurrence of two one-time gains in 4Q13; the gain on sale of our Taiwan insurance business and the gain on the recapture of a reinsurance treaty.

Asia Division’s full year 2014 net income attributed to shareholders of US$1,129 million decreased US$1,322 million compared with US$2,451 million for 2013. While core earnings increased by US$20 million, items excluded from core earnings decreased by US$1,342 million. Core earnings in 2014 increased US$138 million, an increase of 16% after adjusting for the same items as in the paragraph above, driven by new business and in-force growth, improved new business margins and favourable policyholder experience. The US$1,342 million decrease in items excluded from core earnings was driven by the same factors as in the paragraph above as well as the non-recurrence of large gains reported in 2013 related to the direct impact of equity markets and interest rates on variable annuity guarantee liabilities not dynamically hedged.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

Premiums and deposits for 4Q14 were US$4.6 billion, an increase of 38% on a constant currency basis compared with 4Q13. Premiums and deposits for insurance products of US$1.6 billion increased 15% (adjusted to exclude the Taiwan insurance business sold in 4Q13), driven by double digit sales growth in most Asian markets, led by strong corporate product sales in Japan, and solid in-force business growth across the region. Wealth management premiums and deposits of US$3.0 billion increased by 60% due to improved market sentiment, marketing campaigns and a new fund launch in China, higher mutual fund sales in Indonesia and expanded distribution of wealth products in Japan.

Premiums and deposits for the full year 2014 of US$16.2 billion increased 5% on a constant currency basis compared with 2013. Of this, premiums and deposits for insurance products of US$6.4 billion increased 13% compared with 2013 (adjusted to exclude the Taiwan insurance business sold in 2013). Premiums and deposits for wealth products of US$9.8 billion increased by 3% compared with 2013.

Assets under management as at December 31, 2014 were US$75.1 billion, an increase of 10% on a constant currency basis from December 31, 2013 driven by net policyholder cash inflows of US$2.0 billion and the impact of equity market appreciation and lower interest rates over the last 12 months.

C2         Canadian Division

($ millions, unless otherwise stated)	Quarterly results			Full year results
Canadian dollars	4Q 2014	3Q 2014	4Q 2013	2014	2013
Net income attributed to shareholders	$73	$286	$373	$1,003	$828
Core earnings(1)	224	243	233	927	905
Premiums and deposits	5,427	5,073	5,275	21,619	21,172
Assets under management (billions)	158.9	156.0	145.2	158.9	145.2

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Canadian Division’s 4Q14 net income attributed to shareholders was $73 million compared with $373 million in 4Q13.   Net income attributed to shareholders is comprised of core earnings, which was $224 million in 4Q14 compared with $233 million in 4Q13, and items excluded from core earnings, which were a loss of $151 million in 4Q14 compared with a gain of $140 million in 4Q13.  Increases in core earnings driven by in-force business growth, including higher fee income from our growing wealth management businesses, were more than offset by unfavourable policyholder experience and lower new business margins. The loss in items excluded from core earnings in the quarter reflected unfavourable investment-related experience driven by significant declines in oil prices.

Canadian Division’s full year 2014 net income attributed to shareholders of $1,003 million compared with $828 million in 2013.  Core earnings was $927 million, an increase of $22 million from 2013 and items excluded from core earnings were a gain of $76 million compared to a loss of $77 million in 2013. The increase in core earnings reflected in-force business growth, including higher fee income from our growing wealth management businesses and improved policyholder experience, partially offset by the impact of changes in new business product mix. In addition, 2013 core earnings benefited from a release of tax provisions related to the closure of prior year’ tax filings.  Year-over-year, the increase in items excluded from core earnings was driven by more favourable market and investment-related experience.

Premiums and deposits in 4Q14 were $5.4 billion, 3% higher than 4Q13 levels. The increase was driven by sales and a growing in-force block of plan participants in our group retirement business. Full year 2014 premiums and deposits were $21.6 billion, 2% higher than 2013 levels.

Assets under management were a record $158.9 billion as at December 31, 2014, an increase of $13.7 billion, or 9%, from December 31, 2013 driven by growth in our wealth management businesses and the impact of equity market appreciation and lower interest rates.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

C3           U.S. Division

($ millions, unless otherwise stated)	Quarterly results			Full year results
Canadian dollars	4Q 2014	3Q 2014	4Q 2013	2014	2013
Net income attributed to shareholders	$506	$679	$825	$2,147	$2,908
Core earnings(1)	338	342	366	1,383	1,510
Premiums and deposits	12,535	11,342	11,608	50,223	46,519
Assets under management (billions)	398.5	376.9	340.4	398.5	340.4

U.S. dollars
Net income attributed to shareholders	$444	$623	$787	$1,946	$2,820
Core earnings	297	314	349	1,252	1,469
Premiums and deposits	11,040	10,415	11,061	45,474	45,186
Assets under management (billions)	343.5	336.3	320.1	343.5	320.1

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

U.S. Division’s 4Q14 net income attributed to shareholders was $506 million compared with $825 million in 4Q13. Net income attributed to shareholders is comprised of core earnings, which amounted to $338 million in 4Q14 compared with $366 million in 4Q13, and items excluded from core earnings, which amounted to $168 million in 4Q14 compared with $459 million in 4Q13.

Expressed in U.S. dollars, the functional currency of the division, 4Q14 net income attributed to shareholders was US$444 million compared with US$787 million in 4Q13, core earnings was US$297 million compared with US$349 million in 4Q13, and items excluded from core earnings were US$147 million in 4Q14 compared with US$438 million in 4Q13. The US$52 million decrease in core earnings was driven by unfavourable insurance policyholder experience compared with favourable experience in 4Q13 and the unfavourable impact of declines in interest rates and spreads on the release of insurance margins. Partially offsetting these items were the impact of higher Insurance new business gains, lower deferred acquisition amortization costs due to the run-off of variable annuity business and higher wealth management fee income due to higher asset levels.  The US$291 million decrease in items excluded from core earnings was primarily due to the non-recurrence of gains in 2013 related to policyholder-approved in-force product changes as well as 4Q14 other investment-related losses on private equity oil and gas holdings, partially offset by more favorable direct impacts of equity markets and interest rates.

U.S. Division’s full year 2014 net income attributed to shareholders was US$1,946 million compared with US$2,820 million for full year 2013, core earnings was US$1,252 million compared with US$1,469 million in 2013, and items excluded from core earnings were US$694 million compared with US$1,351 million in 2013. The US$217 million decrease in core earnings was driven by unfavourable policyholder experience in JH insurance including higher long-term care claims, compared with favourable experience in 2013, increased dynamic hedging costs (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment), the unfavourable impact of market factors on Insurance and Annuity expected earnings, and lower favourable tax related items. Partially offsetting these items were higher wealth management fee income due to higher asset levels and lower deferred acquisition amortization costs.  The US$657 million decrease in items excluded from core earnings related to lower investment-related experience gains and the non-recurrence of a gain in 2013 related to policyholder-approved in-force product changes. Note, the direct impact of interest rates and equity markets was not materially different in total; however, the gains in 2013 were due to equity markets and in 2014 were due to interest rates.

Premiums and deposits for 4Q14 were US$11.0 billion, consistent with 4Q13 as higher mutual fund sales were offset by lower deposits on in-force annuity business.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

Premiums and deposits for the full year 2014 were US$45.5 billion, an increase of US$0.3 billion or 1% compared with full year 2013. Of this, premiums and deposits for insurance products were US$6.7 billion, a decrease of US$0.7 billion compared with full year 2013. The decrease was due to lower universal life sales.  Premiums and deposits for wealth management products were US$38.8 billion for full year 2014, an increase of US$1.0 billion compared with full year 2013, and included a US$1.4 billion increase in mutual fund sales partially offset by lower deposits on in-force annuity business.

Assets under management as at December 31, 2014 were a record US$343.5 billion, up 7% from December 31, 2013. This increase was due to market factors, including the impact of a decline in interest rates and higher equity markets, and strong net mutual fund sales, partially offset by variable and fixed annuity payments.

C4	Corporate and Other

($ millions, unless otherwise stated)	Quarterly Results			Full year results
Canadian dollars	4Q 2014	3Q 2014	4Q 2013	2014	2013
Net loss attributed to shareholders	$(275)	$(197)	$(626)	$(896)	$(3,125)
Core loss (excluding macro hedges and core investment gains)(1)	$(112)	$(107)	$(138)	$(446)	$(506)
Expected cost of macro hedges	(47)	(46)	(53)	(184)	(413)
Investment-related experience included in core earnings	50	50	50	200	200
Total core loss	$(109)	$(103)	$(141)	$(430)	$(719)
Premiums and deposits	$2,294	$981	$974	$8,262	$4,056
Assets under management (billions)	46.6	45.1	36.7	46.6	36.7

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $275 million for the 4Q14 compared with a net loss of $626 million for 4Q13.  The net loss attributed to shareholder is comprised of core loss and items excluded from core loss.  The core loss of $109 million in 4Q14 compared with a core loss of $141 million in 4Q13, and items excluded from core loss amounted to charges of $166 million in 4Q14 compared with charges of $485 million in 4Q13.

The $32 million decrease in core loss as compared with 4Q13 was driven by lower expenses and higher gains on AFS equities partially offset by lower fixed income yields and the non-recurrence of commutation gains reported in 4Q13 on our run-off accident and health reinsurance business.  The $319 million reduction from 4Q13 in items excluded from core loss was primarily due to lower macro hedging losses and lower charges for changes in actuarial methods and assumptions.

For the full year 2014, Corporate and Other reported a net loss attributed to shareholders of $896 million compared with a net loss of $3,125 million for full year 2013. The core loss was $430 million for full year 2014 compared with $719 million for full year 2013 and items excluded from the core loss were charges of $466 million for full year 2014 compared with $2,406 million for full year 2013.

The $289 million year-over-year decrease in the core loss was driven by a reduction in macro hedging activity in the year (note this is mostly offset by increased dynamic hedge costs in the operating divisions), lower expenses, and the non-recurrence of tax charges.  Partially offsetting these items were lower net investment yields as well as the non-recurrence of P&C Reinsurance claims provision releases.  The $1,940 million reduction in items excluded from core loss primarily related to lower

February 12, 2015 – Press Release Reporting Fourth Quarter Results

macro hedge costs (see section A1 - “Earnings” above) and $291 million of lower charges related to changes in actuarial methods and assumptions.

Premiums and deposits for 4Q14 were $2,294 million compared with $974 million in 4Q13, and were $8.3 billion for full year 2014 compared with $4.1 billion for full year 2013.  These amounts primarily relate to Investment Division’s external asset management business.

Assets under management of $46.6 billion as at December 31, 2014 (December 31, 2013 – $36.7 billion) included assets managed by Manulife Asset Management on behalf of third-party institutional clients of $41.2 billion (2013 – $32.5 billion) and the Company’s own funds of $13.4 billion (2013 – $4.9 billion), partially offset by a $8.0 billion (2013 – $0.7 billion) total Company adjustment related to the reclassification of derivative positions from invested assets to other assets and liabilities.  The increase in the Company’s own funds includes $2.2 billion of net cash proceeds in escrow from the issuance of subscription receipts, net income earned over the period and the impact of a stronger U.S. dollar.

D	RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2013 Annual Report.

D1	Potential Impact of current macro environment

The current macro environment, including low interest rates and declining oil and gas prices, produces headwinds for 2015 earnings. Lower interest rates may reduce new business margins, reduce the income reported in our Corporate and Other segment and reduce the amount of provisions for adverse deviation released into earnings each period.  We may experience investment-related experience charges if oil and gas prices persist at current levels or decline further.

D2	Variable annuity and segregated fund guarantees

As described in the MD&A in our 2013 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section D4 “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

Variable annuity and segregated fund guarantees, net of reinsurance

As at	December 31, 2014			December 31, 2013
(C$ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$6,014	$4,846	$1,203	$6,194	$5,161	$1,109
Guaranteed minimum withdrawal benefit	66,950	64,016	4,570	66,189	63,849	4,120
Guaranteed minimum accumulation benefit	14,514	18,670	23	16,942	20,581	94
Gross living benefits(2)	$87,478	$87,532	$5,796	$89,325	$89,591	$5,323
Gross death benefits(3)	12,178	11,036	1,312	12,490	11,230	1,413
Total gross of reinsurance and hedging	$99,656	$98,568	$7,108	$101,815	$100,821	$6,736
Living benefits reinsured	$5,242	$4,249	$1,020	$5,422	$4,544	$942
Death benefits reinsured	3,598	3,398	560	3,601	3,465	564
Total reinsured	$8,840	$7,647	$1,580	$9,023	$8,009	$1,506
Total, net of reinsurance	$90,816	$90,921	$5,528	$92,792	$92,812	$5,230

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at December 31, 2014 was $5,528 million (December 31, 2013 – $5,230 million) of which: US$3,616 million (December 31, 2013 – US$3,124 million) was on our U.S. business, $912 million (December 31, 2013 – $1,248 million) was on our Canadian business, US$99 million (December 31, 2013 – US$335 million) was on our Japan business and US$264 million (December 31, 2013 – US$285 million)  was related to Asia (other than Japan) and our run-off reinsurance business.

The amount at risk on variable annuity contracts, net of reinsurance was $5.5 billion at December 31, 2014, compared with $5.2 billion at December 31, 2013.

Policy liabilities established for variable annuity and segregated fund guarantees were $4,862 million at December 31, 2014 (December 31, 2013 - $1,197 million).  For non-dynamically hedged business, policy liabilities increased from $589 million at December 31, 2013 to $684 million at December 31, 2014. For the dynamically hedged business, policy liabilities increased from $608 million at December 31, 2013 to $4,178 million at December 31, 2014.

The increase in total policy liabilities for variable annuity and segregated fund guarantees since December 31, 2013 is mainly due to the decline in yield curves and, in the case of dynamically hedged business, is also due to the decrease in swap rates in North America.

D3             Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI’s MCCSR ratio will be as indicated.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

D4             Publicly traded equity performance risk

As outlined in our 2013 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 48 and 49 of our 2013 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities.  It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

This disclosure has been simplified in 2014 to exclude the impact of assuming that the change in the value of dynamic hedge assets completely offsets the change in dynamically hedged variable annuity guarantees, and now shows the impact of macro and dynamic hedge assets in aggregate.

Potential impact on net income attributed to shareholders arising from changes to public equities (1)

As at December 31, 2014
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,480)	$(2,570)	$(1,100)	$740	$1,210	$1,510
Asset based fees	(360)	(240)	(120)	120	240	360
General fund equity investments(3)	(650)	(440)	(210)	220	450	680
Total underlying sensitivity before hedging	$(5,490)	$(3,250)	$(1,430)	$1,080	$1,900	$2,550
Impact of macro and dynamic hedge assets(4)	$3,770	$2,150	$950	$(850)	$(1,460)	$(1,940)
Net potential impact on net income after impact of hedging	$(1,720)	$(1,100)	$(480)	$230	$440	$610

As at December 31, 2013
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,120)	$(2,310)	$(960)	$610	$1,060	$1,380
Asset based fees	(310)	(210)	(110)	110	210	310
General fund equity investments(3)	(420)	(280)	(130)	140	280	430
Total underlying sensitivity before hedging	$(4,850)	$(2,800)	$(1,200)	$860	$1,550	$2,120
Impact of macro and dynamic hedge assets(4)	$3,510	$1,880	$770	$(680)	$(1,160)	$(1,510)
Net potential impact on net income after impact of hedging	$(1,340)	$(920)	$(430)	$180	$390	$610

(1)	See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public

February 12, 2015 – Press Release Reporting Fourth Quarter Results

equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program.  The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
December 31, 2014	(20)	(10)	(4)	1	7	11
December 31, 2013	(14)	(8)	(4)	13	25	25

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at	December 31,	December 31,
(C$ millions)	2014	2013
For variable annuity guarantee dynamic hedging strategy	$10,700	$7,500
For macro equity risk hedging strategy	3,000	2,000
Total	$13,700	$9,500

The equity futures notional amount required for the macro hedging program increased due to normal rebalancing and market movements, and for the dynamic hedging program the increase was related to changes in actuarial methods and assumptions and market movements.

D5	Interest rate and spread risk

Effective December 31, 2014, as a result of decreases in interest rates we changed our disclosure on  the potential impact of a parallel change in interest rates from a change of 100 basis points to a change of 50 points.   At December 31, 2014, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of $100 million, and to a 50 basis point increase in interest rates to be a benefit of $100 million. The $100 million decrease in sensitivity to a 50 basis point decline in interest rates from December 31, 2013 was primarily attributable to the implementation of the revised Canadian Actuarial Standards of Practice related to economic reinvestment assumptions and resulting changes to the methodology used to develop the risk free interest rate scenarios used in our policy liability calculations and to normal rebalancing as part of our interest rate risk hedging program.

The 50 basis point parallel decline includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

As the sensitivity to a 50 basis point change in interest rates includes any associated change in the reinvestment scenarios used to calculate our actuarial liabilities, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. The reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of an increase in interest rates. Furthermore, the actual impact on net income of non-parallel

February 12, 2015 – Press Release Reporting Fourth Quarter Results

interest rate movements may differ from the estimated impact of parallel movements because our exposure to interest rate movements is not uniform across all durations.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate 50 basis point parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	December 31, 2014				December 31, 2013
	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(100)		$100		$(200)		$100
From fair value changes in AFS fixed income assets held in surplus, if realized	500		(400)		300		(300)
MLI's MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the Corporate and Other segment(5)	(7)		5		(7)		8
From fair value changes in AFS fixed income assets held in surplus, if realized	3		(3)		2		(2)

(1)
See “Caution related to sensitivities” above. Estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing fair value changes in AFS fixed income assets is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for 6 of the 7 point impact of a 50 bp decline in interest rates on MLI’s MCCSR ratio this quarter.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at (C$ millions)	December 31, 2014	December 31, 2013
Corporate spreads(4)
Increase 50 basis points	$500	$400
Decrease 50 basis points	(500)	(400)
Swap spreads
Increase 20 basis points	$(500)	$(400)
Decrease 20 basis points	500	400

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit

February 12, 2015 – Press Release Reporting Fourth Quarter Results

spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.
(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.

The $100 million increase in sensitivity to corporate spreads was primarily attributable to interest rate and corporate spread movements during 2014 and the impact of the revised Canadian Actuarial Standards of Practice related to economic reinvestment assumptions. The $100 million increase in sensitivity to swap spreads was primarily attributable to interest rate and swap spread movements during 2014 and to normal rebalancing as part of our interest rate risk hedging program.

D6	Alternative long-duration asset (“ALDA”) performance risk

The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4)

As at	December 31, 2014		December 31, 2013
(C$ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,000)	$1,000	$(1,000)	$1,000
Private equities and other alternative long-duration assets	(1,000)	900	(900)	800
Alternative long-duration assets	$(2,000)	$1,900	$(1,900)	$1,800

(1)	See “Caution Related to Sensitivities” above.
(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA, weightings; (ii) any gains or losses on ALDA  held in the Corporate and Other segment; or (iii) any gains or losses on ALDA held in Manulife Bank.

(3)	The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative long-duration asset returns.
(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.

The increased sensitivity from December 31, 2013 to December 31, 2014 is primarily due to the decrease in risk free rates in some jurisdictions during the period, decreasing the rate at which funds can be reinvested, as well as the increase in market value of the ALDA, due to investment activities. This was partially offset by the implementation of the revised Canadian Actuarial Standards of Practice related to economic reinvestment assumptions and the resulting introduction of a new margin for adverse deviation where policy liabilities are supported by alternative long-duration assets or public equities.

E	ACCOUNTING MATTERS AND CONTROLS

E1	Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2013. The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 67 to 75 of our 2013 Annual Report.

E2	Sensitivity of policy liabilities to updates and assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update

February 12, 2015 – Press Release Reporting Fourth Quarter Results

to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by business and geographic market and assumption updates are made on a business/geographic specific basis.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.  The estimated potential impact on net income for the next 5 years and the following 5 years from changes in the fixed income URR driven by changes in risk free rates is not shown here. After the implementation of the revised Canadian Actuarial Standards of Practice relating to reinvestment assumptions in 4Q14 we do not anticipate that there will be any further impact on net income due to changes in fixed income URR.23

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities, excluding the fixed income ultimate reinvestment rate discussed above

As at	Increase (decrease) in after-tax income
(C$ millions)	December 31, 2014		December 31, 2013
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$300	$(300)	$400	$(400)
100 basis point change in future annual returns for alternative long-duration assets(2)	2,500	(3,100)	3,800	(3,700)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(200)	200

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $100 million increase (December 31, 2013 – $200 million increase).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $100 million decrease (December 31, 2013 – $200 million decrease).  Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards.  The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
ALDA include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The reduction of $600 million in sensitivity to a decrease from December 31, 2013 to December 31, 2014 is primarily related to the implementation of the revised Canadian Actuarial Standards of Practice related to economic reinvestment assumptions.

(3)
Volatility assumptions for public equities are based on long-term historic observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.25% and 18.4%.

23	See “Caution related to forward-looking statements” below.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

E3	Accounting and reporting changes

Topic	Effective Date	Recognition / Measurement / Presentation	Impact / Expected Impact
Amendments to IAS 19 “Employee Benefits"	Jan 1, 2015	Measurement	Not significant
Annual Improvements 2010-2012 and 2011-2013 cycle	Jan 1, 2015	Measurement and Presentation	Not significant
IAS 16 "Property, Plant and Equipment" and IAS 38 "Intangible Assets"	Jan 1, 2016	Measurement	Currently assessing
IFRS 11 "Joint Arrangements"	Jan 1, 2016	Recognition and Measurement	Not significant
IAS 41 "Agriculture" and IAS 16 "Property, Plant and Equipment"	Jan 1, 2016	Recognition and Measurement	Not significant
IFRS 10 "Consolidated Financial Statements" and IAS 28 "Investments in Associates and Joint Ventures"	Jan 1, 2016	Recognition	Not significant
Annual Improvements 2012-2014 cycle	Jan 1, 2016	Measurement and Presentation	Not significant
Amendments to IAS 1 “Presentation of Financial Statements”	Jan 1, 2016	Presentation	Not significant
IFRS 15 "Revenue from Contracts with Customers"	Jan 1, 2017	Recognition and Measurement	Currently assessing
IFRS 9 "Financial Instruments: Impairment" and "Financial Instrument: Classification and Measurement"	Jan 1, 2018	Recognition, Measurement and Presentation	Currently assessing

F	OTHER

F1	Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: Core Earnings (Loss); Core ROE; Diluted Core Earnings Per Common Share; Constant Currency Basis; Earnings Per Share (“EPS”) excluding Transition and Integration Costs; Mutual Funds Assets under Management (“MF AUM”); Assets under Administration (“AUA”); Premiums and Deposits; Assets under Management (“AUM”); Capital; New Business Embedded Value; and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

As disclosed last quarter, we no longer disclose U.S. GAAP measures. In the past, we elected to report consolidated U.S. GAAP information because of our large U.S. domiciled investor base and for comparison purposes with our U.S. peers. In the aftermath of the financial crisis, presenting U.S. GAAP measures highlighted the significant impact of fair value accounting on our financial statements under International Financial Reporting Standards (“IFRS”). In 2012, we introduced a core earnings metric which also highlights such impact. This metric has gained acceptance with our stakeholders and, therefore, we discontinued the use of consolidated U.S. GAAP information starting in 4Q14.

Core earnings (loss) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Since we introduced this measure in 2012, we have included up to $200 million of favourable investment-related experience in core earnings per year. Recent investment–related experience has trended higher than the amount currently included in core earnings and, accordingly, we intend to increase the maximum annual amount included in core earnings to $400 million per year beginning in 2015.  Any other future changes to the core earnings definition referred to below, will be disclosed.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.

6.	Up to $200 million ($400 million beginning in 2015) of favourable investment-related experience reported in a single year which is referred to as “core investment gains”.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities, consisting of:

▪
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

▪	Gains (charges) on variable annuity guarantee liabilities that are not dynamically hedged.

▪	Gains (charges) on general fund equity investments supporting insurance and investment contract liabilities and on fee income.

▪
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

▪
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).

▪	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
Net favourable investment-related experience in excess of $200 million ($400 million beginning in 2015) per annum or net unfavourable investment-related experience on a year-to-date basis. Investment-related experience relates to fixed income trading, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our insurance and investment contract liabilities.

3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

4.	Changes in actuarial methods and assumptions.

5.	The impact on the measurement of insurance and investment contract liabilities of changes in product features or new reinsurance transactions, if material.

6.	Goodwill impairment charges.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

7.	Gains or losses on disposition of a business.

8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

9.	Tax on the above items.

10.	Impact of enacted or substantially enacted income tax rate changes.

The following table summarizes for the past eight quarters net income (loss) attributed to shareholders and core earnings.

Total Company

	Quarterly Results
(C$ millions, unaudited)	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
	2014		2014		2014		2014		2013		2013		2013		2013
Core earnings (loss)
Asia Division	$260		$273		$231		$244		$227		$242		$226		$226
Canadian Division	224		243		232		228		233		268		225		179
U.S. Division	338		342		329		374		366		361		343		440
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(112)		(107)		(92)		(135)		(138)		(135)		(105)		(128)
Expected cost of macro hedges	(47)		(46)		(49)		(42)		(53)		(84)		(128)		(148)
Investment-related experience included in core earnings	50		50		50		50		50		52		48		50
Total core earnings	$713		$755		$701		$719		$685		$704		$609		$619
Investment-related experience in excess of amounts included in core earnings	(403)		320		217		225		215		491		(97)		97
Core earnings and investment-related experience in excess of amounts included in core earnings	$310		$1,075		$918		$944		$900		$1,195		$512		$716
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	377		70		55		(90)		(81)		94		(242)		(107)
Impact of major reinsurance transactions, in-force product changes and recapture of reinsurance treaties	-		24		-		-		261		-		-		-
Change in actuarial methods and assumptions	(59)		(69)		(30)		(40)		(133)		(252)		(35)		(69)
Net impact of acquisitions and divestitures	12		-		-		-		350		-		-		-
Tax items and restructuring charge related to organizational design	-		-		-		4		-		(3)		24		-
Net income attributed to shareholders	$640		$1,100		$943		$818		$1,297		$1,034		$259		$540

Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$(142)		$(35)		$66		$(71)		$105		$306		$(196)		$243
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	533		165		22		9		(105)		(77)		151		(245)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(14)		(15)		(8)		(3)		(55)		(72)		(127)		(8)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	-		(45)		(25)		(25)		(26)		(63)		(70)		(97)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$377		$70		$55		$(90)		$(81)		$94		$(242)		$(107)

February 12, 2015 – Press Release Reporting Fourth Quarter Results

Asia Division

	Quarterly Results
(C$ millions, unaudited)	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
	2014		2014		2014		2014		2013		2013		2013		2013
Asia Division core earnings	$260		$273		$231		$244		$227		$242		$226		$226
Investment-related experience in excess of amounts included in core earnings	(2)		27		18		19		(5)		(4)		(18)		43
Core earnings and investment-related experience in excess of amounts included in core earnings	$258		$300		$249		$263		$222		$238		$208		$269
Other items to reconcile core earnings to net income attributable to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	78		32		88		(25)		85		242		178		659
Recapture of reinsurance treaty and tax items	-		-		-		4		68		-		-		-
Disposition of Taiwan insurance business	-		-		-		-		350		-		-		-
Net income attributed to shareholders	$336		$332		$337		$242		$725		$480		$386		$928

Canadian Division

	Quarterly Results
(C$ millions, unaudited)	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
	2014		2014		2014		2014		2013		2013		2013		2013
Canadian Division core earnings	$224		$243		$232		$228		$233		$268		$225		$179
Investment-related experience in excess of amounts included in core earnings	(199)		19		46		135		106		135		(88)		(187)
Core earnings and investment-related experience in excess of amounts included in core earnings	$25		$262		$278		$363		$339		$403		$137		$(8)
Other items to reconcile core earnings to net income (loss) attributable to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	48		-		(11)		14		34		14		(34)		(54)
Recapture of reinsurance treaty and tax items	-		24		-		-		-		(3)		-		-
Net income (loss) attributed to shareholders	$73		$286		$267		$377		$373		$414		$103		$(62)

U.S. Division

	Quarterly Results
(C$ millions, unaudited)	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
	2014		2014		2014		2014		2013		2013		2013		2013
U.S. Division core earnings	$338		$342		$329		$374		$366		$361		$343		$440
Investment-related experience in excess of amounts included in core earnings	(154)		319		206		111		161		404		65		263
Core earnings and investment-related experience in excess of amounts included in core earnings	$184		$661		$535		$485		$527		$765		$408		$703
Other items to reconcile core earnings to net income (loss) attributable to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	322		18		24		(82)		105		163		21		23
Impact of in-force product changes and recapture of reinsurance treaties	-		-		-		-		193		-		-		-
Net income attributed to shareholders	$506		$679		$559		$403		$825		$928		$429		$726

February 12, 2015 – Press Release Reporting Fourth Quarter Results

Corporate and Other

	Quarterly Results
(C$ millions, unaudited)	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q
	2014		2014		2014		2014		2013		2013		2013		2013
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)	$(112)		$(107)		$(92)		$(135)		$(138)		$(135)		$(105)		$(128)
Expected cost of macro hedges	(47)		(46)		(49)		(42)		(53)		(84)		(128)		(148)
Investment-related experience included in core earnings	50		50		50		50		50		52		48		50
Total core loss	$(109)		$(103)		$(91)		$(127)		$(141)		$(167)		$(185)		$(226)
Investment-related experience in excess of amounts included in core earnings	(48)		(45)		(53)		(40)		(47)		(44)		(56)		(22)
Core loss and investment-related experience in excess of amounts included in core arnings	$(157)		$(148)		$(144)		$(167)		$(188)		$(211)		$(241)		$(248)
Other items to reconcile core earnings (losses) to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(71)		20		(46)		3		(305)		(325)		(407)		(735)
Changes in actuarial methods and assumptions	(59)		(69)		(30)		(40)		(133)		(252)		(35)		(69)
Net impact of acquisitions and divestitures	12		-		-		-		-		-		-		-
Tax items and restructuring charge related to organizational design	-		-		-		-		-		-		24		-
Net loss attributed to shareholders	$(275)		$(197)		$(220)		$(204)		$(626)		$(788)		$(659)		$(1,052)

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia) and which are non-GAAP measures. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 4Q14.

Earnings Per Share (“EPS”) excluding Transition and Integration Costs is a non-GAAP measure of the Company’s profitability.  It shows what the earnings per common share would be excluding transition and integration costs which are one-time costs.

Mutual Funds’ assets under management (“MF AUM”) is a non-GAAP measure of the size of the Company’s Canadian mutual fund business.  It represents the assets managed by the Company, on behalf of mutual fund clients, on a discretionary basis for which the Company earns investment management fees.

Assets under administration (“AUA”) is a non-GAAP measure of the size of the Company’s Canadian group pension business.  It represents the asset base on which the Company provides administrative services such as recordkeeping, custodial and customer reporting services.

Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income and investment contract deposits, (ii) segregated fund deposits, excluding seed money, (“deposits from policyholders”), (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts,  (v) premium equivalents for “administration services only” group benefits contracts (“ASO premium equivalents”), (vi) premiums in the Canadian

February 12, 2015 – Press Release Reporting Fourth Quarter Results

Group Benefits reinsurance ceded agreement, and (vii) other deposits in other managed funds.

Premiums and deposits	Quarterly Results			Full Year
(C$ millions)	4Q 2014	3Q 2014	4Q 2013	2014	2013
Net premium income and investment contract deposits	$4,948	$4,656	$4,563	$18,022	$17,569
Deposits from policyholders	6,240	5,509	5,756	24,112	23,059
Mutual fund deposits	10,120	8,982	8,400	40,066	35,890
Institutional advisory account deposits	2,276	962	957	8,148	3,974
ASO premium equivalents	773	736	746	3,048	2,935
Group Benefits ceded premiums	1,023	1,132	1,000	4,130	4,404
Other fund deposits	132	110	114	475	419
Total premiums and deposits	$25,512	$22,087	$21,536	$98,001	$88,250
Currency impact	-	557	1,179	1,667	5,781
Constant currency premiums and deposits	$25,512	$22,644	$22,715	$99,668	$94,031

Assets under management (“AUM”) is a non-GAAP measure of the size of the Company. It represents the total of the invested asset base that the Company and its customers invested in.

Assets under management
As at (C$ millions)	December 31, 2014	September 30, 2014	December 31, 2013
Total invested assets	$269,310	$257,842	$232,709
Segregated funds net assets	256,532	250,406	239,871
Assets under management per financial statements	$525,842	$508,248	$472,580
Mutual funds	119,593	111,600	91,118
Institutional advisory accounts (excluding segregated funds)	38,864	36,498	30,284
Other funds	6,830	6,185	4,951
Total assets under management	$691,129	$662,531	$598,933
Currency impact	-	13,712	34,523
Constant currency assets under management	$691,129	$676,243	$633,456

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at (C$ millions)	December 31, 2014	September 30, 2014	December 31, 2013
Total equity	$33,926	$32,596	$29,033
Add AOCI loss on cash flow hedges	211	159	84
Add liabilities for preferred shares and capital instruments	5,426	4,909	4,385
Total capital	$39,563	$37,664	$33,502

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period. NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behaviour, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

The principal economic assumptions used in the NBEV calculations in 4Q14 were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	8.25%	8.50%	9.00%	6.25%
Jurisdictional income tax rate	26.5%	35%	16.5%	30.78%
Foreign exchange rate	n/a	1.135572	0.146422	0.009939
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

Sales are measured according to product type:

For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.  Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; mutual funds; and, college savings 529 plans. Sales also include bank loans and mortgages authorized in the period.  As we have discontinued sales of new VA contracts in the U.S., beginning in 1Q13, subsequent deposits into existing U.S. VA contracts are not reported as sales.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider.  Total sales include both new regular and single premiums and deposits.  Sales include the impact of the addition of a new division or of a new product to an existing client.

F2	Key planning assumptions and uncertainties

Manulife’s 2016 management objectives24 do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long-term assumptions, and favourable investment-related experience included in core earnings.

F3	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to our 2016 management objectives for core earnings and core ROE, and long-term leverage as disclosed in our 2012 Investor Day press release, our 2016 goal for pre-tax savings related to our Efficiency and Effectiveness initiative, statements with respect to the anticipated benefits and the completion of and timing for completion of the acquisition of New York Life’s retirement plan services business, the benefits and costs of the acquisition of the Canadian-based operations of Standard Life plc, the anticipated effect of the acquisition on Manulife’s strategy, operations and financial

24 See “Caution regarding forward-looking statements” below.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

performance, including its EPS, earnings capacity, capital and MCCSR ratio, dividends, financial leverage, 2016 management objectives for core earnings and Core ROE, products, services and capabilities, earnings contributions, cost savings and transition and integration costs, revenue synergies.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, including that: the acquisition of New York Life’s retirement plan services business will be completed in the first half of 2015; in respect of the acquisition of the Canadian-based operations of Standard Life plc, estimates for 2015 and 2016 EPS; estimated after-tax cost savings, including estimated savings as a result of synergies from areas such as information technology, real estate and personnel costs; estimated integration costs; revenue synergies increasing over time; and, in the case of MFC’s 2016 management objectives for core earnings and core ROE, the assumptions described under "Key Planning Assumptions and Uncertainties" in our 2013 Annual Report and in this document, and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2013 Annual Report and in this document; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our insurance subsidiaries financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our proposed collaboration arrangements with Standard Life plc; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisition of the Canadian-based operations of Standard Life plc; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of the acquisition of New York Life’s retirement plan services business and the Canadian-based operations of Standard Life plc; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and

February 12, 2015 – Press Release Reporting Fourth Quarter Results

exposure to claims of infringement.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

There can be no assurance that the anticipated benefits and effects of the acquisition of the acquisition of New York Life’s retirement plan services business or the Canadian-based operations of Standard Life plc will be realized.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations if the acquisition is completed, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

The pro forma financial information set forth in this document should not be considered to be what the actual financial position or other results of operations would have necessarily been had MFC, Standard Life Financial Inc. and Standard Life Investments Inc. operated as a single combined company as at, or for, the periods stated.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

Consolidated Statements of Income
	For the three months ended December 31,		For the years ended December 31,
(Canadian $ in millions except per share amounts, unaudited)	2014	2013	2014	2013
Revenue
Net premiums	$4,849	$4,548	$17,883	$17,510
Investment income
Investment income	2,681	2,632	10,808	9,860
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program(1)	6,182	(2,783)	17,092	(17,607)
Other revenue	2,301	2,633	8,739	8,876
Total revenue	$16,013	$7,030	$54,522	$18,639
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits	$5,408	$4,642	$20,452	$18,671
Change in insurance contract liabilities	8,123	(1,363)	24,185	(10,130)
Change in investment contract liabilities	(15)	41	65	162
Benefits and expenses ceded to reinsurers	(1,730)	(1,568)	(6,709)	(6,376)
Change in reinsurance assets	262	525	506	1,526
Net benefits and claims	$12,048	$2,277	$38,499	$3,853
General expenses	1,345	1,282	4,772	4,618
Investment expenses	358	325	1,319	1,154
Commissions	1,160	1,041	4,250	3,911
Interest expense	309	177	1,131	1,045
Net premium taxes	69	74	287	311
Total contract benefits and expenses	$15,289	$5,176	$50,258	$14,892
Income before income taxes	$724	$1,854	$4,264	$3,747
Income tax expense	(17)	(497)	(671)	(581)
Net income	$707	$1,357	$3,593	$3,166
Net income (loss) attributed to:
Non-controlling interests	$7	$12	$71	$48
Participating policyholders	60	48	21	(12)
Shareholders	640	1,297	3,501	3,130
	$707	$1,357	$3,593	$3,166
Net income attributed to shareholders	$640	$1,297	$3,501	$3,130
Preferred share dividends	(28)	(34)	(126)	(131)
Common shareholders' net income	$612	$1,263	$3,375	$2,999
Earnings per share:
Basic earnings per common share	$0.33	$0.69	$1.82	$1.63
Diluted earnings per common share	0.33	0.68	1.80	1.62

(1)
The realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities are mostly offset by changes in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass-through products and derivatives related to variable annuity hedging programs, the impact of realized/unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities. The realized/unrealized gains (losses) on assets supporting insurance and investment contract liabilities related primarily to the impact of interest rate changes on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program.  See section B7 – “impact of fair value accounting” above.

February 12, 2015 – Press Release Reporting Fourth Quarter Results

Consolidated Statements of Financial Position
As at December 31,
(Canadian $ in millions)	2014	2013
Assets
Cash and short-term securities	$21,079	$13,630
Debt securities	134,446	114,957
Public equities	14,543	13,075
Mortgages	39,458	37,558
Private placements	23,284	21,015
Policy loans	7,876	7,370
Loans to bank clients	1,772	1,901
Real estate	10,101	9,708
Other invested assets	16,751	13,495
Total invested assets	$269,310	$232,709
Other assets
Accrued investment income	$2,003	$1,813
Outstanding premiums	737	734
Derivatives	19,315	9,673
Reinsurance assets	18,525	17,443
Deferred tax assets	3,329	2,763
Goodwill and intangible assets	5,461	5,298
Miscellaneous	4,194	3,324
Total other assets	$53,564	$41,048
Segregated funds net assets	$256,532	$239,871
Total assets	$579,406	$513,628
Liabilities and Equity
Liabilities
Insurance contract liabilities	$229,513	$193,242
Investment contract liabilities	2,644	2,524
Deposits from bank clients	18,384	19,869
Derivatives	11,283	8,929
Deferred tax liabilities	1,228	617
Other liabilities	14,365	10,383
	$277,417	$235,564
Long-term debt	3,885	4,775
Liabilities for preferred shares and capital instruments	5,426	4,385
Liabilities for subscription receipts	2,220	-
Segregated funds net liabilities	256,532	239,871
Total liabilities	$545,480	$484,595
Equity
Preferred shares	$2,693	$2,693
Common shares	20,556	20,234
Contributed surplus	267	256
Shareholders' retained earnings	7,624	5,294
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(529)	(452)
Available-for-sale securities	794	324
Cash flow hedges	(211)	(84)
Translation of foreign operations	2,112	258
Total shareholders' equity	$33,306	$28,523
Participating policyholders' equity	156	134
Non-controlling interests	464	376
Total equity	$33,926	$29,033
Total liabilities and equity	$579,406	$513,628

February 12, 2015 – Press Release Reporting Fourth Quarter Results